SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C. 20549
                         FORM U-6B-2
                 Certificate of Notification
                             of
           The Connecticut Light and Power Company

 with respect to Financing of Pollution Control Facilities

Certificate is filed by:  The Connecticut Light and Power
Company (the "Company").

     This certificate is notice that the above-named company has issued, renewed or guaranteed the security or securities described herein which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48.

     Reference is made to File Number 040-00403 and the Company's Forms U-6B-2 filed on May 22, 1996, January 31, 1997, January 21, 1998, December 9, 1998, November 12, 1999,
November 2, 2000, and October 22, 2001 (the "Original Forms") describing the transactions entered into on May 21, 1996, January 23, 1997, January 21, 1998, December 9, 1998,
November 12, 1999, October 24, 2000 and October 10, 2001. Except as otherwise defined herein, terms used herein shall have the meanings set forth in the Original Forms.

1.   Type of the security or securities: See Original
Forms for general description. On September 9, 2002, the
2000 SBPA was amended to extend its expiration date to October 21, 2003.

2 through 15.  See Original Forms.

                 THE CONNECTICUT LIGHT AND POWER COMPANY


                 By  /s/ Randy A. Shoop
                     Randy A. Shoop
                     Treasurer

Date:     September 11, 2002